UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                  Cicero, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    171708100
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Capital Management, Inc.                  Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 653-1017                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2007
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      171708100
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:              8,236,371*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         8,236,371*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   8,236,371*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):     21.1%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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*  As of February 26, 2007, Queequeg Partners, L.P. ("Partners"), Queequeg, Ltd.
("Limited"),   Ahab  Partners,  L.P.  ("Ahab")  and  Ahab  International,   Ltd.
("International," and collectively with Partners, Limited and Ahab, the "Funds") held in the aggregate (i) 8,201,902 shares of common stock, par value $0.001 per share (the "Shares"), of Cicero, Inc., a Delaware corporation formerly known as Level 8 Systems, Inc. (the "Company"), (ii) 14.836 Shares of the Series A-1 Convertible Preferred Stock, par value $0.001 per share, convertible into 14,836 Shares, (iii) warrants to acquire 383 Shares at $38 per Share, which warrants expire on August 14, 2007, (iv) warrants to acquire 4,914 Shares at $40 per Share, which warrants expire on October 8, 2008 and (v) warrants to acquire 14,336 Shares at $2 per Share, which warrants expire on January 4, 2011. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 8,236,371 Shares.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          The person filing this statement is Jonathan Gallen, whose business address is c/o Ahab Partners, L.P., 299 Park Avenue, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of (i) Ahab Partners, L.P., a New York limited partnership ("Ahab"), (ii) Ahab International, Ltd., a corporation organized under the laws of the Bahamas ("International"), (iii) Queequeg Partners, L.P., a Delaware limited partnership ("Partners") and (iv) Queequeg, Ltd. ("Limited," and, together with Ahab, International and Partners, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties.

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby restated in its entirety as follows:

          All of the funds used to purchase the securities described in Item 5 of this Schedule 13D Amendment No. 1 on behalf of the Funds have come directly from the assets of the Funds. The aggregate amount of funds used in making the purchase specified herein was approximately $291,413.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          Based upon information provided by the Company, there were 38,930,275 Shares issued and outstanding as of February 26, 2007.

          As of February 26, 2007, the Funds held in the aggregate (i) 8,201,902 Shares, (ii) 14.836 Shares of the Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred"), convertible into 14,836 Shares, (iii) warrants to acquire 383 Shares at $38 per share, which warrants expire on August 14, 2007, (iv) warrants to acquire 4,914 Shares at $40 per share, which warrants expire on October 8, 2008 and (v) warrants to acquire 14,336 Shares at $2 per share, which warrants expire on January 4, 2011. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 8,236,371 Shares.

          During the sixty days on or prior to February 26, 2007, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the purchase by the Funds, on February 26, 2007, of 2,169,868 Shares for an aggregate purchase price of approximately $291,413. The purchase described above was effected by the Funds in a private transaction with the Company and certain other third parties.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby restated in its entirety as follows:

          Pursuant to a Securities Purchase Agreement, dated as of February 26, 2007 (the "Purchase Agreement"), by and among the Company, each of the purchasers set forth on Schedule I thereto, the Company issued and sold Shares to the purchasers, as more particularly set forth and described in the Purchase Agreement, a form of which is attached hereto as Exhibit 7.1.

          In  connection  with the  purchase  of the  Shares  described  in this
Schedule 13D Amendment No. 1, the Company and each of the purchasers entered into a Registration Rights Agreement, dated as of February 26, 2007 (the "Registration Rights Agreement"), pursuant to which the Company shall register the Shares issued pursuant to the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and perform various other obligations related to such registration, as more particularly set forth and described in the Registration Rights Agreement, a form of which is attached hereto as Exhibit 7.2.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, a form of each of which is attached to this Schedule 13D Amendment No. 1 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          7.1. Form of Securities Purchase Agreement dated as of February 26, 2007 by and among the Company and the purchasers named therein.

          7.2. Form of Registration Rights Agreement dated as of February 26, 2007 by and among the Company and each purchaser under the Securities Purchase Agreement described in Item 7.1 above.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    March 8, 2007


                                    /s/ Jonathan Gallen
                                    --------------------------------------------
                                    Jonathan Gallen,  in  his  capacity  as  the
                                    investment adviser for  Ahab Partners, L.P.,
                                    Ahab International, Ltd., Queequeg Partners,
                                    L.P. and Queequeg, Ltd.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Item 7.1 Form of Securities Purchase Agreement dated as of February 26, 2007 by and among the Company and the purchasers named therein.

Item 7.2 Form of Registration Rights Agreement dated as of February 26, 2007 by and among the Company and each purchaser under the Securities Purchase Agreement described in Item 7.1 above.

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--------------------------------------------------------------------------------





                          SECURITIES PURCHASE AGREEMENT

                                  BY AND AMONG

                                  CICERO, INC.,

                                       AND

                       THE PURCHASERS LISTED ON SCHEDULE I


                          DATED AS OF FEBRUARY __, 2007







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--------------------------------------------------------------------------------


















371069.2

                          SECURITIES PURCHASE AGREEMENT



          THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is dated as of February __, 2007, by and among CICERO, INC., a Delaware corporation (the "Company"), and the various purchasers listed on Schedule I hereto (each referred to herein as a "Purchaser" and, collectively, the "Purchasers").

          WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 under Regulation D as promulgated by the United States Securities and Exchange Commission (the "Commission") under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act");

          WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to acquire from the Company, shares of common stock of the Company, par value $.001 per share (the "Common Stock"); and

          WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement substantially in the form of Exhibit B attached hereto (the
"Registration Rights Agreement") pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

          NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter, the Company and the Purchasers hereby agree as follows:
















371069.2

                                   ARTICLE I.

                                PURCHASE AND SALE

     1.1   Purchase and Sale.

On the Closing Date (as defined below), subject to the terms and conditions set forth herein, the Company shall issue and sell to each Purchaser and each Purchaser, severally and not jointly, shall purchase from the Company the shares of Common Stock as set forth on Schedule I (the "Shares"). The aggregate purchase price for the Shares purchased by the Purchasers shall be $350,000.

     1.2   Closing.

          a. The Closing. The closing (the "Closing") of the purchase and sale of the Common Stock shall take place at the offices of the Company, 8000 Regency Parkway, Suite 542, Cary, North Carolina 27518, immediately following the execution hereof or such later date or different location as the parties shall agree, but in no event prior to the date that the conditions set forth in
Section 4.1 have been satisfied or waived by the appropriate party (such date of the Closing, the "Closing Date"). At the Closing:

               (i) Each Purchaser shall deliver to the Company (1) this Agreement, duly executed by such Purchaser, (2) the Registration Rights Agreement, duly executed by such Purchaser and (3) its portion of the purchase price as set forth next to its name on Schedule I in United States dollars in immediately available funds to an account or accounts designated in writing by the Company; and

               (ii) The Company shall deliver to each Purchaser (1) this Agreement, duly executed by the Company, (2) the Registration Rights Agreement, duly executed by the Company, and (3) a certificate evidencing the number of shares of Common Stock purchased by such Purchaser as set forth on Schedule I hereto, registered in the name of such Purchaser.


                                  ARTICLE II.

                         REPRESENTATIONS AND WARRANTIES

     2.1 Representations and Warranties of the Company. The Company represents and warrants to each of the Purchasers that the statements contained in this
Section 2.1 are true, correct and complete as of the date hereof, and will be true correct and complete as of the Closing Date (unless specifically made as of another date), except as specified to the contrary in the corresponding paragraph of the disclosure schedule prepared by the Company accompanying this Agreement (the "Company Disclosure Schedules"):

          a. Organization and Qualification. The Company duly incorporated, validly existing and in good standing under the laws of Delaware, with the



371069.2
requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of any of this Agreement or the Transaction Documents (as defined in Section 2.1(b)) or any of the transactions contemplated hereby or thereby, (y) have or result in a material adverse effect on the results of operations, assets, or financial condition of the Company, taken as a whole or
(z) impair the Company's ability to perform fully on a timely basis its obligations under any Transaction Document (any of (x), (y) or (z), being a "Material Adverse Effect"). The Company has made available to the Purchaser true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws").

          b. Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Registration Rights Agreement (collectively, the "Transaction Documents"), and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of this Agreement and the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action by the Company. Each of this Agreement and the Transaction Documents has been duly executed by the Company and when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application and except that rights to indemnification and contribution may be limited by Federal or state securities laws or public policy relating thereto.

          c. Capitalization. As of the date hereof, the authorized capital stock of the Company is as set forth in Schedule 2.1(c). All of such outstanding shares of capital stock have been, or upon issuance will be, validly authorized and issued, fully paid and nonassessable. No securities of the Company are entitled to preemptive or similar rights, and no Person (as hereinafter defined) has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Shares and those outstanding warrants as identified in Schedule 2.1(c), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issue and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result


371069.2
in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

          d. Authorization and Validity; Issuance of Shares. The Shares are and will at all times hereafter continue to be duly authorized and reserved for issuance and, when issued and paid for in accordance with this Agreement and the Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all liens.

          e. No Conflicts. The execution, delivery and performance of this Agreement and each of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Certificate of Incorporation, Bylaws or other organizational documents of the Company, (ii) subject to obtaining the consents referred to in Section 2.1(f), conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument (evidencing a Company debt or otherwise) to which the Company is a party or by which any property or asset of the Company is bound or affected, except where such conflict or violation has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including Federal and state securities laws and regulations and the rules and regulations of the principal market or exchange on which the Common Stock is traded or listed), or by which any material property or asset of the Company is bound, except where such conflict has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

          f. Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, regulatory or self regulatory agency, or other Person in connection with the execution, delivery and performance by the Company of this Agreement or the Transaction Documents, other than (i) the filing of a registration statement with the Commission, which shall be filed in accordance with and in the time periods set forth in the Registration Rights Agreement,
(ii) the application(s) or any letter(s) acceptable to the Nasdaq National Market ("Nasdaq") for the listing of the Common Stock with Nasdaq (and with any other national securities exchange or market on which the Common Stock is then listed), and (iii) any filings, notices or registrations under applicable Federal or state securities laws (together with the consents, waivers, authorizations, orders, notices and filings referred to on Schedule 2.1(f), the "Required Approvals"), except where failure to do so has not resulted or would not reasonably result, individually, or in the aggregate, in a Material Adverse Effect. "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

          g.  Litigation;  Proceedings.  Except  as  specifically  set  forth on
Schedule 2.1(g) or in the SEC Documents (as hereinafter defined), there is no action, suit, notice of violation, proceeding or investigation pending or, to


371069.2
the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries or any of their respective properties before or by any court, governmental or administrative agency or regulatory authority (Federal, state, county, local or foreign) (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or the Transaction Documents or (ii) would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any subsidiary, nor, to the knowledge of the Company, any officer thereof, is or has been, nor, to the knowledge of the Company, any director thereof is or has been for the last three years, the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and, to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director that was a director of the Company at any time during the last three years or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any subsidiary under the Exchange Act or the Securities Act.

          h. No Default or Violation. The Company (i) is not in default under or in violation of any indenture, loan or other credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound and which is required to be included as an exhibit to any SEC Document (as defined in Section 2.1(j)) or will be required to be included as an exhibit to the Company's next filing under either the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) is not in violation of any order of any court, arbitrator or governmental body applicable to it, (iii) is not in violation of any statute, rule or regulation of any governmental authority to which it is subject, (iv) is not in default under or in violation of its Certificate of Incorporation, Bylaws or other organizational documents, respectively in the case of (i), (ii) and (iii), except where such violations have not resulted or would not reasonably result, individually or in the aggregate, in a Material Adverse Effect.

          i. Private Offering. The Company and all Persons acting on its behalf have not made, directly or indirectly, and will not make, offers or sales of any securities or solicited any offers to buy any security under circumstances that would require registration of the Common Stock or the issuance of such securities under the Securities Act. Subject to the accuracy and completeness of the representations and warranties of the Purchasers contained in Section 2.2, the offer, sale and issuance by the Company to the Purchasers of the Common Stock and is exempt from the registration requirements of the Securities Act.

          j. SEC Documents; Financial Statements. The Common Stock of the Company is registered pursuant to Section 12(g) of the Exchange Act. Since December 31, 2000, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it, with the Commission, pursuant to Section 13, 14 or 15(d) of the Exchange Act (the foregoing materials and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein being collectively referred to herein as the "SEC Documents"), on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects


371069.2
with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

          k. Material Changes. Since the date of the latest audited financial statements included within the SEC Documents, except as specifically disclosed in the SEC Documents, (i) there has been no event, occurrence or development that has had or that could result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

          l. Patents and Trademarks. The Company and its subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Documents and which the failure to so have could have, or reasonably be expected to result in, a Material Adverse Effect (collectively, the "Intellectual Property Rights"). Neither the Company nor any subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any subsidiary violates or infringes upon the rights of any Person which if determined adversely to the Company would, individually or in the aggregate have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

          m. Transactions With Affiliates and Employees. Except as set forth in SEC Documents, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise


371069.2
requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

          n. Solvency. Except as set forth in the SEC Documents, based on the financial condition of the Company as of the Closing Date, (i) the Company's fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company's assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).


          o. Listing and Maintenance Requirements. The Company has not, in the two years preceding the date hereof, received notice (written or oral) from any exchange or market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such exchange or market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Nasdaq OTC Market and no approval of the shareholders of the Company is required for the Company to issue and deliver to the Purchasers the number of Shares contemplated by this Agreement.

          p. Registration Rights. The Company has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the Commission or any other governmental authority that have not been satisfied except as noted on the Disclosure Schedules.

          q. Broker's Fees. No fees or commissions or similar payments with respect to the transactions contemplated by this Agreement or the Transaction Documents have been paid or will be payable by the Company to any third party broker, financial advisor, finder, investment banker, or bank. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this
Section 2.1(q) that may be due in connection with the transactions contemplated by this Agreement and the Transaction Documents.

    2.2 Representations and Warranties of the Purchasers. Each of the Purchasers, severally and not jointly, hereby represents and warrants to the Company as follows:


371069.2

          a. Organization; Authority. Such Purchaser, as applicable, is a corporation or a limited liability company or limited partnership duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with the requisite power and authority, corporate or otherwise, to enter into and to consummate the transactions contemplated hereby and by this Agreement and the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The purchase by such Purchaser, as applicable, of the shares of Common Stock hereunder has been duly authorized by all necessary action on the part of such Purchaser. Each of this Agreement and the Transaction Documents has been duly executed and delivered by each Purchaser and constitutes the valid and legally binding obligation of each Purchaser, enforceable against such Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity and except that rights to indemnification and contribution may be limited by Federal or state securities laws or public policy relating thereto.

          b. Investment Intent. Such Purchaser is acquiring the shares of Common Stock for its own account and not with a present view to or for distributing or reselling the shares of Common Stock or any part thereof or interest therein in violation of the Securities Act. Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Shares for any period of time. Such Purchaser is acquiring the Shares hereunder in the ordinary course of its business. Such Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares.

          c. Purchaser Status. At the time such Purchaser was offered the Common Stock, and at the Closing Date, (i) it was and will be an "accredited investor" as defined in Rule 501 under the Securities Act and (ii) such Purchaser, either alone or together with its representatives, had and will have such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Common Stock. Such Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act.

          d. Reliance. Such Purchaser understands and acknowledges that (i) the shares of Common Stock are being offered and sold to the Purchaser without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act under Section 4(2) of the Securities Act or Regulation D promulgated thereunder and (ii) the availability of such exemption depends in part on, and the Company will rely upon the accuracy and truthfulness of, the representations set forth in this Section 2.2 and such Purchaser hereby consents to such reliance.

          e. Information. Such Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Common Stock which have been requested by such Purchaser or its advisors. Such Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Purchaser understands that its investment in the Common Stock involves a significant degree of risk. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel shall modify, amend or affect such Purchaser's right to rely on the


371069.2
truth, accuracy and completeness of the Company's representations and warranties contained in this Agreement or the Transaction Documents.

          f. Governmental Review. Such Purchaser understands that no United States Federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Common Stock.

          g. Residency. Such Purchaser is a resident of the jurisdiction set forth immediately beside such Purchaser's name on Schedule I hereto.

      The  Company  acknowledges  and  agrees  that   the  Purchasers  make   no
representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 2.2.


                                  ARTICLE III.

                                OTHER AGREEMENTS

     3.1   Transfer Restrictions.

          a. If any Purchaser should decide to dispose of the Common Stock held by it, such Purchaser understands and agrees that it may do so (1) only pursuant to an effective registration statement under the Securities Act, (2) pursuant to an available exemption from the registration requirements of the Securities Act,
(3) to an affiliate of the Purchaser, or (4) pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). In connection with any transfer of any Common Stock other than pursuant to an effective registration statement, Rule 144, to the Company or to an affiliate of the Purchasers, the Company may require the transferor thereof to provide to the Company a written opinion of counsel experienced in the area of United States securities laws selected by the transferor, the form and substance of which opinion shall be customary for opinions of counsel in comparable transactions and reasonably acceptable to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act; provided, however, that if the Common Stock may be sold pursuant to Rule 144(k), no written opinion of counsel shall be required from any Purchaser if such Purchaser provides reasonable assurances that such security can be sold pursuant to Rule 144(k). Notwithstanding the foregoing, the Company hereby consents to and agrees to register any transfer by any Purchaser to an affiliate of such Purchaser, provided that the transferee certifies to the Company that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Any such transferee shall agree in writing to be bound by the terms of this Agreement and the Transaction Documents and shall have the rights of a Purchaser under this Agreement and the Transaction Documents. The Company shall not require an opinion of counsel in connection with the transfer of the shares of Common Stock to an affiliate of a Purchaser.

          b. The Purchasers agree to the imprinting, so long as is required by this Section 3.1(b), of the following legend on the Common Stock:


371069.2

                    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SHARES.

          The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement or grant a security interest in some or all of the shares of Common Stock and if required under the terms of such arrangement, such Purchaser may transfer pledged or secured shares of Common Stock to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party reasonably request in connection with a pledge or transfer of the shares of Common Stock, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder.

          Neither the Common Stock shall contain the legend set forth above (or any other legend) (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) if in the written opinion of counsel to the Company experienced in the area of United States securities laws such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) or (iii) if such Common Stock may be sold pursuant to Rule 144(k). The Company agrees that it will provide any Purchaser, upon request, with a certificate or certificates representing shares of Common Stock free from such legend at such time as such legend is no longer required hereunder. If such certificate or certificates had previously been issued with such a legend or any other legend, the Company shall, upon request and upon the delivery of the legended certificate(s), reissue such certificate or certificates free of any legend. The Company agrees that following the effective date of the registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Shares by the Purchasers or at such time as such legend is no longer required under this Section 3.1, it will, no


371069.2
later than three Trading Days (as such term is defined in the Registration Rights Agreement) following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing Shares an issued with a restrictive legend, deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive and other legends.

          When the Company is required to cause unlegended certificates to replace previously issued legended certificates, if unlegended certificates are not delivered to a Holder within three (3) Business Days of submission by that Holder of legended certificate(s) to the Company's transfer agent together with a representation letter in customary form, the Company shall be liable to the Holder for liquidated damages in an amount equal to 1.5% of the aggregate purchase price of the securities evidenced by such certificate(s) for each thirty (30) day period (or portion thereof) beyond such three (3) Business Days that the unlegended certificates have not been so delivered

     3.2 Stop Transfer Instruction. The Company may not make any notation on its records or give instructions to any transfer agent of the Company which enlarge the restrictions on transfer set forth in Section 3.1.

     3.3   Not used.

     3.4 Furnishing of Information. As long as any Purchaser owns shares of Common Stock, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of any such Person, the Company shall deliver to such Person a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Purchaser owns shares of Common Stock if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares under Rule 144.

     3.5 Integration. The Company shall not, and shall use its best efforts to ensure that no affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the shares of Common Stock hereunder in a manner that would require the registration under the Securities Act of the sale of the shares Common Stock to the Purchasers, or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of the Nasdaq National Market, if such integration would result in a violation of any such rule or regulation.

     3.6 Non-Public Information. Except for information regarding the transaction contemplated by this Agreement and the Transaction Documents and the terms and conditions hereof and thereof, the Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in


371069.2
securities of the Company. Notwithstanding anything to the contrary herein, no Purchaser shall engage in any trading activity in the Company's securities in violation of Regulation M of the Exchange Act.

     3.7 Use of Proceeds. The Company shall use the net proceeds from the sale of the shares of Common Stock hereunder for working capital purposes. The Company shall not use the net proceeds from the sale of the shares of Common Stock hereunder to repay any of its short-term or long-term debt instruments

     3.8 Best Efforts. Each of the parties hereto shall use its best efforts to satisfy each of the conditions to be satisfied by it as provided in Article IV of this Agreement.

     3.9   Subsequent Placements.

          a. From the date hereof until the Effective Date, the Company will not directly or indirectly, offer, sell or grant any option to purchase (or announce any offer, sale, grant or any option to purchase) any of its Common Stock or other securities which entitle the holder thereof to receive Common Stock, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable for Common Stock.

          b. The restrictions contained in paragraph (a) of this Section shall not apply to: (i) the granting of options, restricted stock, stock appreciation rights or similar instruments to employees, officers, directors and consultants of the Company pursuant to any stock option or similar plan duly adopted by the Company or to the issuance of shares of Common Stock upon exercise of such options or other rights, (ii) issuances of shares of Common Stock pursuant to any acquisition by the Company of the assets or capital stock of a business pursuant to a merger, asset sale or other business combination; (iii) issuances of shares of Common Stock upon conversion of the Company's Series A1 Convertible Redeemable Preferred Stock (the "Series A1 Preferred Stock") (as described on
Schedule 2.1(c));


                                   ARTICLE IV.

                                   CONDITIONS

     4.1   Closing.

          a. Conditions Precedent to the Obligation of the Company to Sell the Shares of Common Stock. The obligation of the Company to sell the shares of Common Stock is subject to the satisfaction or waiver by the Company, at or before the Closing Date, of each of the following conditions:

               (i) Accuracy of the Purchasers' Representations and Warranties. The representations and warranties of each Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date;

               (ii) Performance by the Purchasers. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants,


371069.2
agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or before the Closing Date; and

               (iii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement or the Transaction Documents.

          b. Conditions Precedent to the Obligation of the Purchasers to Purchase the Shares of Common Stock at the Closing. The obligation of each Purchaser hereunder to acquire and pay for the shares of Common Stock at the Closing is subject to the satisfaction or waiver by Purchaser, at or before the Closing Date, of each of the following conditions:

               (i) Accuracy of the Company's Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date;

               (ii) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or before the Closing Date;

               (iii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement and the Transaction Documents;

               (iv) Required Approvals. All Required Approvals shall have been obtained; and

               (v) Shares of Common Stock. The Company shall have duly reserved the number of shares of Common Stock acquired by the Purchasers on the Closing Date.


                                   ARTICLE V.

                                 INDEMNIFICATION

     5.1 Indemnification. The Company will indemnify and hold the Purchasers and their directors, officers, shareholders, partners, employees and agents
(each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any misrepresentation, breach or inaccuracy, or any allegation by a third party that, if true, would constitute a breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction
Documents; or (b) any cause of action, suit or claim brought or made against such Purchaser Party and solely arising out of or solely resulting from the


371069.2
execution, delivery, performance or enforcement of this Agreement or any of the other Transaction Documents. The Company will reimburse such Purchaser for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. Notwithstanding the foregoing, the Company shall not be required to indemnify any the Purchaser under the terms of this Article V with respect to any claim or violation for which indemnification is expressly excluded under the Registration Rights Agreement.


                                   ARTICLE VI.

                                  MISCELLANEOUS

     6.1 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the Transaction Documents contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

     6.2 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by another, or whenever any of the parties desires to give or serve upon another any such communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and either shall be delivered in person with receipt acknowledged or by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback addressed as follows:

               If to the Company:

                    Cicero, Inc.
                    8000 Regency Parkway
                    Cary, North Carolina 27518
                    Attn:  John P. Broderick

               With a Copy to:

                    Golenbock Eiseman, Assor Bell and Peskoe LLP
                    437 Madison Ave
                    New York, NY 10022
                    Attn:  Lawrence Bell, Esq.



371069.2

          If to the Purchasers: To the address set forth on the counterpart signature page of such Purchaser or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been duly given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day,
(c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. As used herein, a "business day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.
     6.3 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by both the Company and each of the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

     6.4 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

     6.5 References. References herein to Sections are to Sections of this Agreement, unless otherwise expressly provided.

     6.6 Successors and Assigns; Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchasers without the prior written consent of the other party. In the event that such prior written consent is obtained and this Agreement is assigned by either party, all covenants contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

     6.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

     6.8 Governing Law; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its


371069.2
respective affiliates, directors, officers, shareholders, employees or agents) (each a "Proceeding") shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

     6.9 Survival. The representations, warranties, agreements and covenants contained herein shall survive following the Closing.

     6.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

     6.11  Not used.

     6.12 Publicity. The Purchasers shall not issue any press release or make any public disclosure regarding the transactions contemplated hereby unless such press release or public disclosure is approved by the Company in advance. Notwithstanding the foregoing, each of the parties hereto may, in documents required to be filed by it with the SEC or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as each may be advised by counsel is legally necessary or advisable, and may make such disclosure as it is advised by its counsel is required by law.

     6.13 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree


371069.2
upon a valid and enforceable provision which shall be a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

     6.14  Further Assurances.  Each party shall do and perform, or  cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     6.15 Replacement of Certificates. If any certificate or instrument evidencing any shares of Common Stock is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement shares.

     6.16 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under this Agreement or the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

     6.17 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under this Agreement or any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement or any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any the Transaction Document. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

     6.18 Fees and Expenses. Except as set forth in the Registration Rights Agreement, and except as provided herein, each Party shall pay the fees and expenses of its advisers, accountants and other experts.


371069.2

          IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized persons as of the day and year first above written.


                                                    CICERO, INC.


                                                    By:_________________________
                                                       John P. Broderick
                                                       Chief Executive Officer


                                                    PURCHASERS:

                                                    [COUNTERPART SIGNATURE PAGES
                                                    FOLLOW]




























371069.2

          IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized persons as of the day and year first above written.


                              PURCHASER

                              __________________________________________
                                     (Name of Purchaser)

                              By:_______________________________________________
                                     (Signature of Purchaser(s))

                              Name:_____________________________________________
                                   (Name of Signatory if Purchaser is an Entity)

                              Title:____________________________________________
                                     (if Purchaser is an Entity)


                              Purchase Price: $____________


                              Address for Notice:

                              __________________________________________

                              __________________________________________

                              __________________________________________


                              With a copy to:

                              __________________________________________

                              __________________________________________

                              __________________________________________









371069.2

                                   SCHEDULE I
                                   ----------


                                          Number of Shares
Name and                                  of Common Stock
Address of Purchaser     Residence        at Closing Date         Purchase Price
--------------------     ---------        ----------------        --------------

































371069.2

371069.2

371069.2

                                    Exhibit B

                         [Registration Rights Agreement]





















371069.2

                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

     This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of February __, 2007, is entered into by and between CICERO, INC., a Delaware corporation
(the "Company"), and                          (the "Purchaser").


                              W I T N E S S E T H :
                              - - - - - - - - - -

     This Agreement is made pursuant to that certain Purchase Agreement, dated as of the date hereof, by and between the Company and the Purchaser (the "Purchase Agreement"), and pursuant to that certain Commitment Agreement, dated as of the date hereof, by and between the Company and the Purchaser (the "Commitment Agreement").

     The Company and the Purchaser hereby agree as follows:

     1. Definitions. Unless otherwise defined herein, terms defined in the Purchase Agreement and the Commitment Agreement are used herein as therein defined, and the following shall have (unless otherwise provided elsewhere in this Agreement) the following respective meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

          "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

          "Agreement" shall mean this Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to the Agreement as the same may be in effect at the time such reference becomes operative.

          "Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of New York.

          "Commission" shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

          "Holder or Holders" means the holder or holders, as the case may be, from time to time of the Registrable Securities.

          "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor corporation thereto.



371076.1

         "Registrable Securities" shall mean the shares of Common Stock issuable upon conversion of the Convertible Bridge Notes and the purchase of common stock.

     2. Registration. As soon as practicable following the Closing Date and within ninety (90) days of the such date, the Company shall prepare and file with the Commission a Registration Statement (the "Registration Statement") which shall cover all of the Registrable Securities. The Registration Statement shall be on Form S-1 or any successor form. The Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act within one hundred eighty (180) days of the Closing Date.

     3. Registration Procedures. Subject to the provisions of Section 2, the Company will:

     (a) prepare and file with the Commission a Registration Statement with respect to such securities and use its best efforts to cause such Registration Statement to become and remain effective for a period of time required for the disposition of such securities by the Holder thereof, but not to exceed two (2) years;

     (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement until the earlier of such time as all of such securities have been disposed of in a public offering or the expiration of two (2) years;

     (c) furnish to each Holder such number of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such Holder may reasonably request;

     (d) use its best efforts to register or qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions within the United States as each Holder shall reasonably request to the extent such registration or qualification is required in such jurisdictions (provided, however, that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service of process), and do such other reasonable acts and things as may be required of it to enable such Holder to consummate the disposition in such jurisdiction of the securities covered by such Registration Statement;

     (e) furnish, at the request of any Holder during registration of Registrable Securities pursuant to Section 2, on the date that such shares of Registrable Securities are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date that the Registration Statement with respect to such shares of Registrable Securities becomes effective, (1) an opinion, dated as of such date, of the independent counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through underwriters, then to the Holder making such request, in customary form and covering matters of the type


371076.1
customarily covered in such legal opinions; and (2) a comfort letter dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Securities are not being sold through underwriters, then to the Holder making such request and, if such accountants refuse to deliver such letter to such Holder, then to the Company, in a customary form and covering matters of the type customarily covered by such comfort letters and as the underwriters or such Holder shall reasonably request;

     (f) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

     (g) notify each Holder as promptly as practicable upon the occurrence of any event as a result of which the prospectus included in a Registration Statement, as then in effect, contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and as promptly as possible, prepare, file and furnish to such Holder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

     (h) provide each Holder and its representatives the opportunity to conduct reasonable inquiry of the Company's financial and other records during normal business hours and make available its officers, directors and employees for questions regarding information which such Holder may reasonably request in order to conduct any due diligence; and

     (i) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to the Holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the Registration Statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

     4. Expenses. All expenses incident to the Company's compliance with the terms of this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, expenses of any special audits incident to or required by any such registration and expenses of complying with the securities or blue sky laws of any jurisdiction pursuant to Section 3(d), shall be paid by the Company, except that:

     (a) all such expenses in connection with any amendment or supplement to the Registration Statement or prospectus filed more than two (2) years after the effective date of such Registration Statement because any Holder has not effected the disposition of the securities requested to be registered shall be paid by such Holder;


371076.1

     (b) the Company shall not be liable for any fees, discounts or commissions to any underwriter or any fees or disbursements of counsel for any underwriter in respect of the securities sold by such Holder; and

     (c) any incremental expenses incurred by the Company as a result of the inclusion of a Holder's Registrable Securities in an underwritten offering where the Holder or any of its Affiliates is an underwriter of the Registrable Securities which inclusion of such Holder's Registrable Securities requires a "qualified independent underwriter" under the applicable rules of the NASD shall be paid by such Holder.

     5. Indemnification and Contribution. (a) In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless the Holder of such Registrable Securities, such Holder's directors and officers, and each other person (including each underwriter) who participated in the offering of such Registrable Securities and each other person, if any, who controls such Holder or such participating person within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Holder or any such director or officer or participating person or controlling person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse such Holder or such director, officer or participating person or controlling person for any legal or any other expenses reasonably incurred by such Holder or such director, officer or participating person or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. Notwithstanding anything to the contrary set forth in this Section 5(a), the Company shall not be liable to indemnify any person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (1) any actual or alleged untrue statement or actual or alleged omission either (x) made in such Registration Statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder specifically for use therein or so furnished for such purposes by any underwriter or (y) that had been corrected in a preliminary prospectus, prospectus supplement or amendment which had been furnished to such Holder prior to any distribution of the document alleged to contain the untrue statement or omission to offerees or purchasers, (2) any offer or sale of Registrable Securities after receipt by such Holder of a Standstill Notice under
Section 3(g) and prior to the delivery of the prospectus supplement or amendment contemplated by Section 3(g), or (3) the Holder's failure to comply with the prospectus delivery requirements under the Securities Act or failure to distribute its Registrable Securities in a manner consistent with its intended plan of distribution as provided to the Company and disclosed in the Registration Statement. Notwithstanding the foregoing, the Company shall not be required to indemnify any person for amounts paid in settlement of any claim without the prior written consent of the Company, which consent shall not be


371076.1
unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or such director, officer or participating person or controlling person, and shall survive the transfer of such securities by such Holder.

     (b) Each Holder, by acceptance hereof, agrees to indemnify and hold harmless the Company, its directors and officers and each person who participated in such offering and each other person, if any, who controls the Company within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director or officer or any such person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) information in writing provided to the Company by the Holder specifically for use in the following documents and contained, on the effective date thereof, in any Registration Statement under which securities were registered under the Securities Act at the request of the Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (ii) Holder's offer or sale of Registrable Securities after receipt by such Holder of a Standstill Notice under Section 3(g) and prior to the delivery of the prospectus supplement or amendment contemplated by
Section 3(g), (iii) Holder's failure to comply with the prospectus delivery requirements under the Securities Act or failure to distribute its Registrable Securities in a manner consistent with its intended plan of distribution as provided to the Company and disclosed in the Registration Statement, (iv) Holder's failure to comply with Regulation M under the Exchange Act, or (v) Holder's failure to comply with any rules and regulations applicable because the Holder is, or is an Affiliate of, a registered broker-dealer. Notwithstanding the provisions of this paragraph (b) or paragraph (c) below, no Holder shall be required to indemnify any person pursuant to this Section 5 or to contribute pursuant to paragraph (c) below in an amount in excess of the amount of the aggregate net proceeds received by such Holder in connection with any such registration under the Securities Act.

     (c) If the indemnification provided for in this Section 5 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.


371076.1

     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     6. Certain Limitations on Registration Rights. Notwithstanding the other provisions of this Agreement:

     (a) the Company shall not be obligated to register the Registrable Securities of Holders if, in the opinion of counsel to the Company reasonably satisfactory to the Holder and its counsel (or, if the Holder has engaged an investment banking firm, to such investment banking firm and its counsel), the sale or other disposition of such Holder's Registrable Securities, in the manner proposed by such Holder (or by such investment banking firm), may be effected without registering such Registrable Securities under the Securities Act;

     (b) the Company shall not be obligated to register the Registrable Securities of any Holder pursuant to Section 2 if the Company has had a registration statement, under which the Holder had a right to have its Registrable Securities included pursuant to Section 2, declared effective within one hundred and twenty (120) days prior to the date of the request pursuant to
Section 2; and

     (c) the Company shall have the right to delay the filing or effectiveness of the registration statement required pursuant to Section 2 hereof during one or more periods aggregating not more than forty five (45) days in any twelve-month period in the event that (i) the Company would, in accordance with the advice of its counsel, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed and (ii) in the judgment of the Company's Board of Directors, there is a reasonable likelihood that such disclosure would materially and adversely affect any existing or prospective material business situation, transaction or negotiation or otherwise materially and adversely affect the Company.

     7.  Selection  of  Managing  Underwriters.   The  managing  underwriter  or
underwriters for any offering of Registrable Securities to be registered pursuant to Section 2 shall be selected by the Holders of a majority of the shares being so registered and shall be reasonably acceptable to the Company.

     8. Holder Agreements. (a) No Holder may participate in an underwritten offering provided for hereunder unless such Holder (i) agrees to sell the Holder's Registrable Securities on the basis provided in the underwriting arrangements contemplated for such offering as reasonably requested by the managing underwriter, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements as reasonably requested by the managing underwriter, and (iii) agrees to bear the Holder's pro rata portion of all underwriting discounts and commissions.


371076.1

     (b) Each Holder agrees to comply with Regulation M under the Exchange Act in connection with its offer and sale of Registrable Securities.

     (c) Each Holder agrees that it will not sell any Registrable Securities registered under the Securities Act pursuant to the terms of this Agreement until a Registration Statement (and any associated post-effective amendment) relating thereto has been declared effective and the Holder has been provided copies of the related prospectus, as amended or supplemented to date.

     (d) Each Holder agrees to comply with the prospectus delivery requirements of the Securities Act as applicable in connection with the sale of Registrable Securities registered under the Securities Act pursuant to a Registration Statement.

     (e) Each Holder agrees that upon receipt of a Standstill Notice pursuant to
Section 3(g), the Holder shall immediately discontinue offers and sales of Registrable Securities registered under the Securities Act pursuant to any Registration Statements covering such Registrable Securities until such Holder receives copies of the supplemented or amended prospectus contemplated by
Section 3(g) or notice from the Company that no such supplement or amendment is required.

     9.  Miscellaneous.

     (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which conflicts with the rights granted to the Holders in this Agreement.

     (b) Remedies. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     (c) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given unless the Company has obtained the written consent of the Holder.

     (d) Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by telecopy and confirmed by telecopy answerback, addressed as follows:


371076.1

               If to the Company:   Cicero, Inc.
                                    8000 Regency Parkway, Suite 542
                                    Cary, North Carolina 27518
                                    Attn: John P. Broderick

                  With a Copy to:   Golenbock Eiseman Assor Bell & Peskoe LLP
                                    437 Madison Avenue
                                    New York, New York 10022
                                    Attn: Lawrence Bell, Esq.

          If to the Holders: To the address set forth on the counterpart signature page of such Purchaser or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback or three (3) Business Days after the same shall have been deposited in the United States mail.
     (e) Rule 144. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act ("Rule 144") and any other rule or regulation of the Commission that may at any time permit the Holder to sell securities of the Company to the public without registration, the Company agrees that it will:

          (i) make and keep public information available, as those terms are understood and defined in Rule 144;

          (ii) file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and

          (iii) furnish to a Holder, so long as such Holder owns any Registrable Securities, forthwith upon request (A) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (C) such other information as may be reasonably requested in availing such Holder of any rule or regulation of the Commission which permits the selling of any such securities without registration.

     (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto including any person to whom Registrable Securities are transferred.

     (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (h) Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without giving effect to the conflict of laws provisions thereof. Service of


371076.1
process on the parties in any action arising out of or relating to this Agreement shall be effective if mailed to the parties in accordance with Section 9(d) hereof. The parties hereto waive all right to trial by jury in any action or proceeding to enforce or defend any rights hereunder.

     (i) Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     (j) Entire Agreement. This Agreement, together with the License Agreement and the Subscription Agreement, represents the complete agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof.

     (k) Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.




                        [SIGNATURE PAGES ATTACHED HERETO]





371076.1

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                        CICERO, INC.



                                        By:_____________________________________
                                           John P. Broderick,
                                           Chief Executive and Financial Officer


                                        PURCHASER:




                                        By: ____________________________________
                                        Name: __________________________________
                                        Title: _________________________________